SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

28 September 2007

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THE ROYAL BANK OF SCOTLAND plc

RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2007

The Royal Bank of Scotland plc (the ‘Royal Bank’ or the ‘Group’) is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc.

THE ROYAL BANK OF SCOTLAND plc

FINANCIAL REVIEW

Operating profit before tax
Operating profit before tax increased by 16% from £4,075 million to £4,721 million reflecting strong organic growth in Corporate Markets, Wealth Management and Ulster Bank.

Total income
The Group achieved strong growth in income during the first half of 2007. Total income was £11,421 million compared with £10,457 million, an increase of £964 million, 9%.

Net interest income increased by 3% to £5,250 million and represents 46% of total income (2006 – 49%).

Non-interest income increased by 15% to £6,171 million and represents 54% of total income (2006 – 51%).

Operating expenses increased by £327 million, 6% to £5,829 million.

Impairment losses fell 1% to £871 million, compared with £880 million in 2006.

Business transfers
Divisional results for the first half of 2006 have been restated to reflect transfers of businesses between divisions in the second half of 2006 and the first half of 2007.  These changes are not material to the segmental disclosures and do not affect the Group’s results.

Overview of consolidated balance sheet

Total assets of £987.8 billion at 30 June 2007 were up £139.6 billion, 16%, compared with 31 December 2006.

Treasury and other eligible bills increased by £2.5 billion, 46% to £8.0 billion, due to higher trading activity.

Loans and advances to banks increased by £9.4 billion, 12%, to £87.9 billion. Reverse repurchase agreements and stock borrowing ("reverse repos") increased by £10.5 billion, 19% to £64.7 billion, but were offset by a reduction in bank placings of £1.1 billion, 5%, to £23.2 billion.

Loans and advances to customers were up £35.7 billion, 8%, to £504.2 billion.  Within this, reverse repos increased by 26%, £16.6 billion to £79.5 billion.  Excluding reverse repos, lending rose by £19.1 billion, 5% to £424.7 billion reflecting organic growth across all divisions.

Debt securities increased by £14.8 billion, 12%, to £136.0 billion, principally due to increased holdings in Global Banking & Markets.

Settlement balances rose by £13.9 billion to £21.4 billion as a result of increased customer activity in Global Banking & Markets.

Movements in the value of derivatives, assets and liabilities, primarily reflect significant changes in interest rates since the year end and growth in trading volumes.

Prepayments, accrued income and other assets were down £1.2 billion, 20% to £4.8 billion.

Deposits by banks rose by £7.3 billion, 6% to £139.1 billion to fund business growth.  This reflected increased repurchase agreements and stock lending ("repos"), up £5.0 billion, 6% to £81.4 billion combined with higher inter-bank deposits, up £2.3 billion, 4% at £57.7 billion.

Customer accounts were up £34.3 billion, 9% to £419.0 billion.  Within this, repos increased £17.7 billion, 28% to £81.7 billion.  Excluding repos, deposits rose by £16.6 billion, 5%, to £337.3 billion reflecting organic growth in all divisions.

THE ROYAL BANK OF SCOTLAND plc

FINANCIAL REVIEW (continued)

Overview of consolidated balance sheet (continued)

Debt securities in issue increased by £9.3 billion, 11%, to £91.9 billion.

The increase in settlement balances and short positions, up £22.5 billion, 45%, to £72.0 billion reflected growth in customer activity.

Accruals, deferred income and other liabilities increased £0.4 billion, 3% to £11.9 billion.

Subordinated liabilities were down £0.6 billion, 2% to £27.2 billion.   The issue of £1.0 billion dated loan capital was more than offset by the redemption of £0.3 billion dated and undated loan capital and £0.6 billion non-cumulative preference shares and the effect of exchange rates and other adjustments, £0.7 billion.

Deferred taxation liabilities decreased by £0.3 billion to £1.6 billion, due in part to the change in the UK corporation tax rate from 30% to 28% from 1 April 2008.

Shareholders’ equity increased by £1.4 billion, 4% to £39.3 billion. The profit for the six months of £3.5 billion and the issue of £0.5 billion non-cumulative fixed rate equity preference shares were partially offset by the payment of the ordinary dividend of £2.0 billion and preference dividends of £0.2 billion, together with movements in currency translation and cash flow hedging reserves of £0.3 billion and £0.1 billion respectively.

THE ROYAL BANK OF SCOTLAND plc

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2007 (unaudited)

	First half	First half
	2007	2006

	£m	£m

Interest receivable	13,254	11,745
Interest payable	8,004	6,643

Net interest income	5,250	5,102

Fees and commissions receivable	3,564	3,519
Fees and commissions payable	(713)	(732)
Income from trading activities	1,857	1,384
Other operating income	1,463	1,184
Non-interest income	6,171	5,355
Total income	11,421	10,457

Staff costs	3,279	3,008
Premises and equipment	736	655
Other administrative expenses	1,104	1,118
Depreciation and amortisation	710	721
Operating expenses	5,829	5,502
Profit before impairment losses	5,592	4,955
Impairment losses	871	880
Operating profit before tax	4,721	4,075
Tax	1,232	1,258
Profit for the period	3,489	2,817
Minority interests	28	21
Preference dividends	161	123
Profit attributable to ordinary shareholders	3,300	2,673

THE ROYAL BANK OF SCOTLAND plc

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2007 (unaudited)

	30 June	31 December
	2007	2006
	£m	£m
Assets
Cash and balances at central banks	4,080	6,121
Treasury and other eligible bills	8,015	5,498
Loans and advances to banks	87,926	78,536
Loans and advances to customers	504,175	468,506
Debt securities	135,962	121,178
Equity shares	5,660	5,443
Settlement balances	21,372	7,425
Derivatives	183,350	116,723
Intangible assets	17,723	17,771
Property, plant and equipment	14,806	15,050
Prepayments, accrued income and other assets	4,764	5,976
Total assets	987,833	848,227

Liabilities
Deposits by banks	139,084	131,742
Customer accounts	419,015	384,720
Debt securities in issue	91,947	82,606
Settlement balances and short positions	71,969	49,476
Derivatives	183,471	118,113
Accruals, deferred income and other liabilities	11,930	11,563
Retirement benefit liabilities	1,969	1,971
Deferred taxation	1,572	1,918
Subordinated liabilities	27,213	27,786
Total liabilities	948,170	809,895

Equity:
Minority interests	357	396
Shareholders’ equity
Called up share capital	5,482	5,482
Reserves	33,824	32,454
Total equity	39,663	38,332
Total liabilities and equity	987,833	848,227

THE ROYAL BANK OF SCOTLAND plc

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE HALF YEAR ENDED 30 JUNE 2007 (unaudited)

	First half	First half
	2007	2006

	£m	£m

Net movements in reserves:
Available-for-sale	(133)	(410)
Cash flow hedges	(126)	148
Currency translation	(227)	(661)

Tax on items recognised direct in equity	39	86
Net expense recognised direct in equity	(447)	(837)
Profit for the period	3,489	2,817
Total recognised income and expense for the period	3,042	1,980

Attributable to:
Equity shareholders	3,024	1,976
Minority interests	18	4
	3,042	1,980

THE ROYAL BANK OF SCOTLAND plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2007 (unaudited)

	First half	First half
	2007	2006
	£m	£m
Operating activities
Operating profit before tax	4,721	4,075

Adjustments for:
Depreciation and amortisation	710	721
Interest on subordinated liabilities	730	533
Charge for defined benefit pension schemes	234	267
Cash contribution to defined benefit pension schemes	(236)	(255)
Elimination of foreign exchange differences and
other non-cash items	(2,327)	1,133
Net cash inflow from trading activities	3,832	6,474
Changes in operating assets and liabilities	3,811	(2,938)
Net cash flows from operating activities before tax	7,643	3,536
Income taxes paid	(1,012)	(931)
Net cash flows from operating activities	6,631	2,605

Investing activities
Sale and maturity of securities	8,594	14,447
Purchase of securities	(6,977)	(11,337)
Sale of property, plant and equipment	2,010	806
Purchase of property, plant and equipment	(1,964)	(1,770)
Net investment in business interests and intangible assets	(249)	(91)
Net cash flows from investing activities	1,414	2,055

Financing activities
Issue of equity preference shares	475	360
Issue of subordinated liabilities	1,009	1,990
Proceeds of minority interests issued	-	10
Redemption of minority interests	(33)	-
Repayment of subordinated liabilities	(877)	(962)
Dividends paid	(2,177)	(1,991)
Interest paid on subordinated liabilities	(689)	(553)
Net cash flows from financing activities	(2,292)	(1,146)

Effects of exchange rate changes on cash and cash equivalents	(356)	(1,386)

Net increase in cash and cash equivalents	5,397	2,128
Cash and cash equivalents at beginning of period	70,147	52,685
Cash and cash equivalents at end of period	75,544	54,813

THE ROYAL BANK OF SCOTLAND plc

NOTES (unaudited)

1.	Basis of preparation

There have been no changes to the Group’s principal accounting policies as set out on pages 13 to 19 of the 2006 Annual Report on Form 6-K (the "2006 Form 6-K”). These accounting policies have been consistently applied in the preparation of these interim consolidated financial statements. In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of the Group’s interim consolidated financial statements have been made.

These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended 31 December 2006 included in the 2006 Form 6-K. The balance sheet as at 31 December 2006 has been extracted from the audited financial statements included in the 2006 Form 6-K.

2.	Recent accounting developments

The Group is considering the implications of the following International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations issued during 2007:

•
IFRIC 13 ‘Customer Loyalty Programmes’ was issued in June 2007. The interpretation requires revenue to be allocated to loyalty award credits as part of a sales transaction. Revenue is recognised when the credits are redeemed or when the obligation for redemption is passed to a third party. The interpretation is effective for annual accounting periods beginning on or after 1 July 2008.

•
IFRIC 14 ‘IAS 19 – the Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ was issued in July 2007.  IFRIC 14 clarifies the circumstances in which refunds and contribution reductions for a defined benefit plan are available to an entity for the purpose of recognising a net benefit asset. It also covers the effect of a minimum funding requirement (’MFR’) on the asset and when an MFR may result in an additional liability. The interpretation is effective for annual accounting periods beginning on or after 1 January 2008.

The International Accounting Standards Board revised International Accounting Standard 1 'Presentation of Financial Statements' ('IAS 1(R)') in September 2007. IAS 1(R) allows the statement of comprehensive income to be presented as a single statement or as an income statement followed by a statement of comprehensive income, requires disclosure of the tax effect on all items of comprehensive income and renames the primary financial statements. The standard applies to annual periods beginning on or after 1 January 2009.

The Group is reviewing the above interpretations and revised standard to determine their effect on its financial reporting.

3.	Loan impairment provisions

Operating profit is stated after charging loan impairment losses of £851 million (first half 2006 - £882 million).  The balance sheet loan impairment provisions increased in the half year ended 30 June 2007 from £3,929 million to £4,062 million, and the movements thereon were:

	First half	First half
	2007	2006
	£m	£m

At 1 January	3,929	3,886
Currency translation and other adjustments	(6)	(34)
Acquisitions	7	-
Amounts written-off	(762)	(736)
Recoveries of amounts previously written-off	126	96
Charge to the income statement	851	882
Unwind of discount	(83)	(63)
At 30 June	4,062	4,031

The provision at 30 June 2007 includes provision against loans and advances to banks of £2 million (31 December 2006 - £2 million; 30 June 2006 - £3 million).

THE ROYAL BANK OF SCOTLAND plc

NOTES (continued)

3.	Loan impairment provisions (continued)

	First half	First half
	2007	2006

	£m	£m

Loans and receivables and finance leases	851	882
Available-for-sale securities	20	(2)
Impairment losses	871	880

4.	Taxation

The actual tax charge differs from the tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	First half	First half
	2007	2006
	£m	£m

Operating profit before tax	4,721	4,075

Expected tax charge at 30%	1,416	1,222
Non-deductible items	78	122
Non-taxable items	(79)	(43)
Taxable foreign exchange movements	3	(13)
Reduction in deferred tax liability following change
in the rate of UK Corporation Tax	(117)	-
Foreign profits taxed at other rates	25	31
Other	(6)	-
Adjustments in respect of prior periods	(88)	(61)
Actual tax charge	1,232	1,258

Overseas tax included above	560	606

5.	Segmental analysis

The results of each division before amortisation of purchased intangible assets, integration costs and, where appropriate, allocation of Manufacturing costs ("Contribution") and after allocation of Manufacturing costs ("Operating profit before tax") are detailed on page 10. The Group continues to manage costs where they arise, with customer-facing divisions controlling their direct expenses whilst Manufacturing is responsible for shared costs. The Group does not allocate these shared costs between divisions in the day-to-day management of its businesses, and the way in which divisional results are presented reflects this. The results under the heading "Operating profit before tax" include an allocation of Manufacturing costs to the relevant customer-facing divisions on a basis the management considers reasonable.

THE ROYAL BANK OF SCOTLAND plc

NOTES (continued)

5.	Segmental analysis (continued)

The revenues for each division in the table below are gross of intra-group transactions.

	First half 2007			First half 2006

		Inter			Inter
	External	Segment	Total	External	Segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

Global Banking & Markets	6,443	4,298	10,741	5,236	3,121	8,357
UK Corporate Banking	3,455	15	3,470	2,771	13	2,784
Retail	5,462	814	6,276	5,084	722	5,806
Wealth Management	465	1,015	1,480	539	688	1,227
Ulster Bank	1,277	43	1,320	1,162	65	1,227
Citizens	2,824	-	2,824	2,896	1	2,897
Manufacturing	26	-	26	15	(8)	7
Central items	186	4,124	4,310	129	2,886	3,015
Elimination of intra-group transactions	-	(10,309)	(10,309)	-	(7,488)	(7,488)
	20,138	-	20,138	17,832	-	17,832

	First half	First half
	2007	2006

Operating profit before tax	£m	£m

Global Banking & Markets	2,117	1,776
UK Corporate Banking	981	879
Retail	1,132	1,067
Wealth Management	202	159
Ulster Bank	238	198
Citizens	752	812
Manufacturing	-	-
Central items	(611)	(724)
	4,811	4,167
Amortisation of purchased intangible assets	(43)	(49)
Integration costs	(47)	(43)
	4,721	4,075

	First half	First half
	2007	2006
Contribution	£m	£m

Global Banking & Markets	2,188	1,846
UK Corporate Banking	1,195	1,088
Retail	1,918	1,834
Wealth Management	273	228
Ulster Bank	345	303
Citizens	752	812
Manufacturing	(1,321)	(1,292)
Central items	(539)	(652)
	4,811	4,167
Amortisation of purchased intangible assets	(43)	(49)
Integration costs	(47)	(43)
Operating profit before tax	4,721	4,075

THE ROYAL BANK OF SCOTLAND plc

NOTES (continued)

5.	Segmental analysis (continued)

Goodwill

	Global Banking & Markets	UK Corporate Banking	Retail	Wealth Management	Ulster Bank	Citizens	Central items	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2007	35	55	255	127	405	6,533	9,424	16,834
Transfer of business	-	-	(50)	-	50	-	-	-
Currency translation
and other
adjustments	-	-	-	(4)	1	(132)	-	(135)
Additions	-	-	-	-	-	68	-	68
At 30 June 2007	35	55	205	123	456	6,469	9,424	16,767

6.	Dividend
		First half	First half
		2007	2006

		£m	£m

	Ordinary dividend paid to holding company	2,000	1,850

7.	Litigation

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff’s position is that each defendant is responsible for an entire aggregate damage amount less settlements – they have not quantified claimed damages against the Group in particular.  The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss to it in relation to these matters or the effect that the possible loss might have on the Group’s consolidated net assets or its operating results or cashflows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

On 27 July 2007, following discussions between the Office of Fair Trading ('OFT'), the Financial Ombudsman Service, the Financial Services Authority and all the major UK banks (including the Group) in the first half of 2007, the OFT issued proceedings in a test case against the banks including the Group to determine the legal status and enforceability of certain charges relating to unauthorised overdrafts. The Group maintains that its charges are fair and enforceable and intends to defend its position vigorously. The Group cannot predict with any certainty the outcome of the test case and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

THE ROYAL BANK OF SCOTLAND plc

NOTES (continued)

8.	Analysis of consolidated equity
		First half	First half	Full year
		2007	2006	2006
				(Audited)
		£m	£m	£m
	Called-up share capital
	At beginning of period	5,482	5,481	5,481
	Shares issued during the period	-	-	1
	At end of period	5,482	5,481	5,482

	Share premium account
	At beginning of period	12,526	11,435	11,435
	Shares issued during the period	475	360	1,091
	Redemption of preference shares classified as debt	-	271	-
	At end of period	13,001	12,066	12,526

	Merger reserve
	At beginning and end of period	10,881	10,881	10,881

	Available-for-sale reserves
	At beginning of period	(65)	(198)	(198)
	Currency translation adjustments	6	28	25
	Unrealised (losses)/gains in the period	(28)	(334)	340
	Realised gains in the period	(105)	(76)	(196)
	Taxation	63	146	(36)
	At end of period	(129)	(434)	(65)

	Cash flow hedging reserve
	At beginning of period	(142)	68	68
	Amount recognised in equity during the period	(26)	207	(108)
	Amount transferred from equity to earnings in the period	(100)	(69)	(143)
	Taxation	24	(60)	41
	At end of period	(244)	146	(142)

	Foreign exchange reserve
	At beginning of period	(833)	469	469
	Retranslation of net assets, net of related hedges	(223)	(662)	(1,302)
	At end of period	(1,056)	(193)	(833)

	Retained earnings
	At beginning of period	10,087	6,374	6,374
	Profit attributable to ordinary and equity preference
	shareholders	3,461	2,796	5,876
	Ordinary dividends paid	(2,000)	(1,850)	(3,250)
	Equity preference dividends paid	(161)	(123)	(252)
	Redemption of preference shares classified as debt	-	(271)	-
	Actuarial (losses)/gains recognised in post-retirement benefit
	schemes, net of tax (1)	(48)	-	1,259
	Share-based payments, net of tax	32	20	80
	At end of period	11,371	6,946	10,087

	Shareholders’ equity at end of period	39,306	34,893	37,936

THE ROYAL BANK OF SCOTLAND plc

NOTES (continued)

8.	Analysis of consolidated equity (continued)
		First half	First half	Full year
		2007	2006	2006
				(Audited)
		£m	£m	£m
	Minority interests
	At beginning of period	396	104	104
	Currency translation adjustments and other movements	(10)	(17)	(70)
	Profit attributable to minority interests	28	21	45
	Dividends paid	(16)	(18)	(29)
	Equity raised	-	10	427
	Equity withdrawn and disposals	(41)	-	(81)
	At end of period	357	100	396

	Total equity at end of period	39,663	34,993	38,332

(1) The movement of £48 million in the first half of 2007 reflects the reduction in deferred tax asset on actuarial losses recognised in retirement benefit schemes following the change in the rate of UK Corporation Tax.

9.	Contingent liabilities and commitments
		30 June
		2007

		£m
	Contingent liabilities
	Guarantees and assets pledged as collateral security	10,996
	Other contingent liabilities	9,633
	Total	20,629

	Commitments
	Undrawn formal standby facilities, credit lines and other commitments to lend	262,076
	Other commitments	2,932
	Total	265,008

10.	Significant differences between IFRS and US generally accepted accounting principles

The consolidated accounts of the Group have been prepared in accordance with IFRS issued and extant at 30 June 2007 which differ in certain significant respects from US generally accepted accounting principles ("US GAAP"). The significant differences which affect the Group are summarised below in two separate sections.

Section (i) covers ongoing significant differences between IFRS and US GAAP.

Section (ii) summarises those adjustments that, although the applicable IFRS and US GAAP standards are substantially the same, arise because their effective dates for the Group differ.

THE ROYAL BANK OF SCOTLAND plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP (continued)

(i)	Ongoing GAAP differences

IFRS	US GAAP
(a) Acquisition accounting
All integration costs relating to acquisitions are expensed as post-acquisition expenses.	Certain restructuring and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.
On the acquisition of NatWest in 2000, the fair value of the pension scheme surplus was restricted to the amount expected to be realised through reduced contributions or refunds.	The full surplus was recognised as a fair value adjustment on acquisition. As a result goodwill recognised under US GAAP on the acquisition of NatWest was lower than under IFRS.
(b) Investment properties
Investment properties are carried at fair value; changes in fair value are included in profit or loss.	Revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on the depreciated cost.
(c) Leasehold property provisions
Provisions are recognised on leasehold properties when there is a commitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.
(d) Loan origination
Only costs that are incremental and directly attributable to the origination of a loan are deferred over the period of the related loan or facility.	Certain direct (but not necessarily incremental) costs are deferred and recognised over the period of the related loan or facility.
(e) Pension costs
Pension scheme assets are measured at their fair value.  Scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency.  Any surplus or deficit of scheme assets compared with liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit).  An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.

For US GAAP reporting purposes, The Royal Bank of Scotland Group plc is the sponsor of the main scheme. However, as substantially all of participants in this scheme are employees or former employees of the Group, the plan has been accounted for by the Group as a single employer defined benefit plan in its US GAAP information.

The current service cost and any past service costs together with the expected return on scheme assets less the unwinding of the discount on the scheme liabilities is charged to the income statement.
US GAAP requires similar measurement of pension assets and liabilities as IFRS. Any surplus or deficit is recognised on the balance sheet of the sponsor (and the Group, as discussed above) with effect from 31 December 2006 and changes in the funded status are recognised through comprehensive income. In the income statement of the sponsor (and the Group, as discussed above), a certain portion of actuarial gains and losses are deferred over the average remaining lives of active employees expected to receive benefits. Prior to 31 December 2006, an additional minimum liabilities was recognised in comprehensive income as the accumulated benefit  obligation (the current value of accrued benefits without the allowance for future salary increases) exceeded the fair value of plan assets and a prepayment was recorded.

THE ROYAL BANK OF SCOTLAND plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP for the Group

(i)	Ongoing GAAP differences (continued)

IFRS	US GAAP
(f) Sale and leaseback transactions
If a sale and leaseback transaction results in an operating lease and it is clear that the transaction is established at fair value, any profit is recognised immediately.
If a sale and leaseback transaction results in an operating lease, the seller recognises any profit on the sale in proportion to the related gross rental charged to expense over the lease term unless;
(a) the seller relinquishes the right to substantially all the remaining use of the property sold in which case the sale and leaseback is accounted for as separate transactions; or
(b) the seller retains more than a minor part but less than substantially all of the use of the property through the leaseback in which case the profit on sale in excess of the present value of minimum lease payments is recognised at the date of sale.

(g) Financial instruments
Financial assets and liabilities at fair value through profit or loss
Financial assets and liabilities held for trading are measured at fair value with changes in fair value recognised in profit or loss.  Financial assets and liabilities may also be designated on initial recognition as at fair value through profit or loss subject to certain conditions.

Trading securities and derivatives, certain hybrid financial instruments subject to a fair value election, and securities held by the Group’s private equity business are carried at fair value with changes in fair value recognised in net income.

Debt securities classified as loans and receivables
Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as held-to-maturity, held-for-trading, available-for-sale or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method less any impairment losses. The Group has classified some debt securities as loans and receivables.

These debt securities are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other than temporary in which case the loss is included in net income.

THE ROYAL BANK OF SCOTLAND plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP for the Group

(i)	Ongoing GAAP differences (continued)

IFRS	US GAAP
(g) Financial instruments (continued)
Available-for-sale securities
Financial assets classified as available-for-sale may take any legal form.
Debt and equity securities having a readily determinable fair value are classified as available-for-sale. Such securities are measured at fair value with unrealised gains and losses reported in a separate component of equity.

Equity shares, the sale of which is restricted by contractual requirements (restricted stock) are carried at fair value.	Restricted stock are recorded at cost.
Loans classified as held-for-trading
Loans classified as held-for-trading are carried at fair value.
Collateralised loans arising from reverse repurchase and stock borrowing agreements and cash collateral given are measured at cost. Other held-for-trading loans are measured at the lower of cost and fair value except those held by the Group’s broker-dealer and its affiliates which are recorded at fair value.

Foreign exchange gains and losses on monetary available-for-sale financial assets
For the purposes of recognising foreign exchange gains and losses, a monetary available-for-sale debt security is treated as if it were carried at amortised cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortised cost are recognised in profit or loss.
Exchange differences are included with other unrealised gains and losses on available-for-sale securities and reported in a separate component of equity.
(h) Derivatives and hedging activities
Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.

US GAAP principles are similar to IFRS. There are however differences in their detailed application. The Group has not recognised any hedge relationships for US GAAP purposes except hedges of net investments in overseas operations. All derivatives are measured at fair value with changes in fair value recognised in net income.

(i) Liabilities and equity
Certain preference shares issued by the company where distributions are not discretionary are classified as debt.	Preference shares issued by the company are classified as equity, as they are perpetual and redeemable only at the option of the company.

THE ROYAL BANK OF SCOTLAND plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP for the Group

(i)	Ongoing GAAP differences (continued)

(j) Consolidation
All entities controlled by the Group are consolidated including those special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the Group.

US GAAP requires consolidation by the primary beneficiary of a variable interest entity (VIE). An enterprise is the primary beneficiary of a VIE if it will absorb the majority of the VIE’s expected losses, receive a majority of expected residual returns, or both.

This GAAP difference has no effect on net income or shareholders’ equity.

(k) Offset arrangements
A financial asset and a financial liability are offset and the net amount reported in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Arrangements such as master netting agreements do not generally provide a basis for offsetting.

Debit and credit balances with the same counterparty may be offset only where there is a legally enforceable right of set-off and the intention to settle on a net basis. However, fair value amounts for forward, interest rate swap, currency swap, option, and other conditional or exchange contracts executed with the same counterparty under a master netting agreement may be offset as may repurchase and reverse repurchase agreements that are executed under a master netting agreement with the same counterparty and have the same settlement date.

This GAAP difference has no effect on net income or shareholders’ equity.

(ii)	Implementation timing differences

IFRS	US GAAP
(a) Properties occupied for own use
Prior to the implementation of IFRS, the Group annually revalued freehold and long leasehold property occupied for its own use. On transition to IFRS, as permitted by IFRS 1 valuations of these properties at 31 December 2003 were deemed to be their cost.
Revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on depreciated cost.

THE ROYAL BANK OF SCOTLAND plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP for the Group (continued)

(ii)	Implementation timing differences (continued)

(b) Intangible assets
Purchased goodwill
Purchased goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually (at 30 September) for impairment or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group's opening IFRS balance sheet was its carrying value under UK GAAP as at 31 December 2003.

There was no restatement of previous acquisitions in 1998.

US GAAP requires the same treatment of purchased goodwill. This was adopted by the Group from 1 July 2001. Prior to this goodwill was recognised as an asset and amortised over periods of up to 25 years. No amortisation was written back on this change of policy.

Other intangibles
Until 2004 intangible assets acquired in a business combination were recognised separately from goodwill only if they were separable and reliably measurable. From 1 January 2004 intangible assets are recognised if they are separable or arise from contractual or other legal rights. All intangible assets are amortised over their useful economic lives.

For US GAAP purposes the Group recognised intangible assets separately from goodwill from 1 July 2001. This has resulted in the recognition of additional intangible assets and consequently a higher amortisation charge under US GAAP.

The Group implemented SFAS 155 ‘Accounting for Certain Hybrid Financial Instruments’ with effect from 1 January 2007.  The standard permits an irrevocable election on initial recognition to measure at fair value any hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation under SFAS 133.  The Group has elected to fair value certain instruments, principally structured notes, issued after 31 December 2006.  In addition, the Group elected to fair value such instruments existing at 1 January 2007 resulting in a £75 million cumulative effect increase in retained earnings (comprising gains of £84m less losses of £9m).

The Group implemented FIN 48 'Accounting for Uncertainty in Income Taxes' on 1 January 2007. The effect was not material. The Group does not expect any material change in unrecognised tax benefits relating to uncertain tax positions as at 30 June 2007 within the next 12 months.

Recent developments in US GAAP

As discussed in the Annual Report on Form 20-F for the year ended 31 December 2006, the Group is evaluating the implications of SFAS 157 ‘Fair Value Measurements’ and SFAS 159 ‘The Fair Value Option for Financial Assets and Financial Liabilities’ on its US GAAP reporting.

THE ROYAL BANK OF SCOTLAND plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP for the Group (continued)

Selected figures in accordance with US GAAP

The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders’ equity, which would result from the application of US GAAP instead of IFRS. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

Consolidated statement of income (unaudited)	First half	First half
	2007	2006
	£m	£m

Profit attributable to ordinary shareholders - IFRS	3,300	2,673
Investment properties	(231)	(63)
Leasehold property provisions	(10)	7
Loan origination	(22)	65
Pensions costs	(102)	(168)
Sale and leaseback transactions	(36)	(28)
Financial instruments	(154)	(46)
Derivatives and hedging	(235)	(398)
Liabilities and equity	2	32
Implementation timing differences
- properties occupied for own use	9	(5)
- intangible assets	(20)	(24)
	(11)	(29)
Other	36	3
Taxation
- change of rate of UK Corporation Tax*	(117)	-
- other	219	197
	102	197
Net income available for ordinary shareholders – US GAAP	2,639	2,245

Income statement presentation under US GAAP does not differ significantly from IFRS except that under US GAAP impairment losses are included in total income.

THE ROYAL BANK OF SCOTLAND plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP for the Group (continued)

Consolidated shareholders’ equity (unaudited)	30 June	31 December
	2007	2006
	£m	£m

Shareholders’ equity - IFRS	39,306	37,936
Acquisition accounting
- restructuring costs	490	490
- pension surplus	(1,555)	(1,555)
	(1,065)	(1,065)
Investment properties	(865)	(634)
Leasehold property provisions	74	84
Loan origination	497	520
Pensions costs	(168)	(168)
Sale and leaseback transactions	(114)	(82)
Financial instruments	(556)	(372)
Derivatives and hedging	(54)	55
Liabilities and equity	1,509	1,528
Implementation timing differences
- properties occupied for own use	(218)	(227)
- intangible assets	1,786	1,809
	1,568	1,582
Other	(33)	(34)
Taxation
- change of rate of UK Corporation Tax*	(63)	-
- other	319	135
	256	135
Shareholders’ equity – US GAAP	40,355	39,485

* IFRS requires tax rates changes to be recognised on substantive enactment of relevant legislation.  The Group recognised a reduction in deferred tax liability to reflect a change in the rate of UK Corporation Tax with effect from 1 April 2008. Under US GAAP the effect of changes on tax rates are recognised only when the relevant legislation is enacted.

Total assets under US GAAP of £827.6 billion (31 December 2006 - £752.3 billion) primarily reflects the effect of certain arrangements that can be netted under US GAAP together with the effects of adjustments made to shareholders' equity.

11.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act").  The statutory accounts for the year ended 31 December 2006 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act.  The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

THE ROYAL BANK OF SCOTLAND plc

SELECTED FINANCIAL DATA

The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$2.0063, the Noon Buying Rate on 29 June 2007 (the last business day of the period).

Summary consolidated income statement
	First half 2007		First half 2006
Amounts in accordance with IFRS	$m	£m	£m

Net interest income	10,533	5,250	5,102
Non-interest income	12,381	6,171	5,355
Total income	22,914	11,421	10,457
Operating expenses	11,695	5,829	5,502
Profit before impairment losses	11,219	5,592	4,955
Impairment losses	1,747	871	880
Operating profit before tax	9,472	4,721	4,075
Tax	2,472	1,232	1,258
Profit for the period	7,000	3,489	2,817
Profit attributable to:
Minority interests	56	28	21
Preference shareholders	323	161	123
Ordinary shareholders	6,621	3,300	2,673
	7,000	3,489	2,817

Ordinary dividends	4,013	2,000	1,850

Amounts in accordance with US GAAP
Net income available for ordinary shareholders	5,295	2,639	2,245

Summary consolidated balance sheet
	30 June 2007		31 December 2006
Amounts in accordance with IFRS	$m	£m	£m

Loans and advances	1,187,932	592,101	547,042
Debt securities and equity shares	284,136	141,622	126,621
Derivatives and settlement balances	410,734	204,722	124,148
Other assets	99,087	49,388	50,416
Total assets	1,981,889	987,833	848,227

Shareholders' equity	78,860	39,306	37,936
Minority interests	716	357	396
Subordinated liabilities	54,597	27,213	27,786
Deposits	1,119,714	558,099	516,462
Derivatives, settlement balances and short positions	512,489	255,440	167,589
Other liabilities	215,513	107,418	98,058
Total liabilities and equity	1,981,889	987,833	848,227

Amounts in accordance with US GAAP
Shareholders’ equity	80,964	40,355	39,485
Total assets	1,660,382	827,584	752,273

THE ROYAL BANK OF SCOTLAND plc

SELECTED FINANCIAL DATA (continued)

Other financial data

	First half	First half
	2007	2006
Based upon IFRS
Return on average total assets - %	0.72	0.68
Return on average ordinary shareholders' equity - %	20.2	17.9
Average shareholders' equity as a percentage of average total assets - %	4.2	4.4
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	1.55	1.58
- excluding interest on deposits	6.96	6.50
Ratio of earnings to fixed charges only
- including interest on deposits	1.58	1.61
- excluding interest on deposits	8.82	7.84

Based upon US GAAP
Return on average total assets - %	0.67	0.69
Return on average ordinary shareholders' equity - %	15.5	12.8
Average shareholders' equity as a percentage of average total assets - %	5.1	5.7
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	1.44	1.46
- excluding interest on deposits	5.32	4.82
Ratio of earnings to fixed charges only
- including interest on deposits	1.49	1.51
- excluding interest on deposits	7.55	6.79

THE ROYAL BANK OF SCOTLAND plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions and sections such as ‘Financial review’.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk.  Such statements are subject to risks and uncertainties.  For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations.  By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Guy Whittaker

Guy Whittaker
Group Finance Director
28 September 2007